Letter of understanding and Co - Operation

Between the parties of

China Partners Investments (UK) Ltd., London & Qingdao

And

Libertas Capital Asia Ltd, Honk Kong

London 12th October, 2006



www.china-cpi.com

London: Suite 13, 11 Bear Street, London WC2H   **Qingdao**: 9D-2, 52 Dong Hai Xi Road, Shi Nan District,
7AS, United Kingdom   Qingdao, 266071, PR China
+44 (0) 207 766 5279 (Tel)   +86 (0) 532 8571 0050 (Tel)
+44 (0) 207 839 1900 (Fax)   +86 (0) 532 8573 9676 (Fax)

Preamble

China Partners is a consultancy firm that specialises in advising Chinese companies on the preparations for an overseas listing, internationalization and improving corporate governance. China Partners operates offices in London its turf market Qingdao, Shandong province.

Libertas Capital Asia Ltd. is a wholly owned subsidiary of Libertas Capital Group Plc which is a UK listed financial services company. Within the Libertas Capital Group, Libertas Capital Corporate Finance is a nominated adviser (NOMAD) to London Stock Exchange's Alternative Investment Market and is regulated by the Financial Services Authority. The Group has operations in London, Stockholm, Los Angeles and Hong Kong. Libertas Capital Asia's Hong Kong office is the centre of the Group's activities in the Asia Pacific region and in particular China.

Both parties believe that their interests, capabilities and approach to the mainland China market are similar and that a co-operation between Libertas Capital and China Partners will be equally beneficial for both parties.

China Partners will:

(1) include and promote Libertas Capital Asia in all its public relation events, such as conferences, trade fairs, forums, print and electronic media coverage.
(2) introduce all its clients and prospective clients to Libertas Capital Asia.
(3) introduce Libertas Capital Asia to all its own generated fundraising capabilities in mainland China.
(4) grant Libertas the "first pick period" for all prospective clients for an exclusivity period of 3 weeks from delivering of the full documentation (information memorandum, legal due diligence, financial due diligence).
(5) will not grant any other NOMAD the status of an official partner.

Libertas Capital will:

(6) allow China Partners to use the term "official Partner" of Libertas Capital Asia on its website and business cards.
(7) support China Partners with guidance and resources (if required) on common clients.
(8) Not grant this status to any other third parties in Shandong Province.

Both Parties agree:

(9) Both parties agree that they will support each other and respect each others business interests.
(10) Both parties agree that they will brief each other on a regular basis.

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This agreement shall be executed in trust and good faith.

Signed on behalf of China Partners Investments (UK) Limited



Signed on behalf of Libertas Capital Asia Limited

